March 30, 2016

VIA EDGAR Ms. Alison White Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549

Re:	Wilshire Mutual Funds, Inc. (the “Registrant”) File Nos. 333-50390 and 811-07076

Dear Ms. White:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to the Registrant during a telephone conference on February 18, 2016 regarding the Registrant’s Post-Effective Amendment No. 60 to its Registration Statement on Form N‑1A filed on January 15, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, filed for the purpose of registering shares of a new series of the Registrant, the Wilshire Income Opportunities Fund (the “Fund”).

The Registrant acknowledges with respect to each filing that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing in response to comments provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Wilshire Mutual Funds, Inc.

By:	/s/ Jason Schwarz
Name: Jason Schwarz
Title: President